UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   JULY 2003
                  -----------

                               RICHMONT MINES INC.
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On July 23, 2003, Richmont Mines Inc. issued a News Release - RICHMONT MINES ANNOUNCES NET EARNINGS OF $1.5 MILLION, OR $0.09 PER SHARE, FOR THE SECOND QUARTER OF 2003. This report is filed solely for the purpose of filing a copy of the press release attached hereto.




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F XXX Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes     No XXX
      ---     ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    RICHMONT MINES INC.  -- SEC FILE NO. 0-28816
                                                    (Registrant)

Date 07/23/2003   By  JEAN-YVES LALIBERTE (SIGNED)
    -------------    ------------------------------

                  Jean-Yves Laliberte, Vice-President, Finance




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                                                        RICHMONT MINES INC.

                                                        110, avenue Principale
                                                        Rouyn-Noranda, QC
                                                        J9X 4P2, CANADA

                                                        Tel. : (819) 797-2465
                                                        Telec. : (819) 797-0166
                                                        www.richmont-mines.com



                                  NEWS RELEASE

                    RICHMONT MINES ANNOUNCES NET EARNINGS OF
                    $1.5 MILLION, OR $0.09 PER SHARE, FOR THE
                             SECOND QUARTER OF 2003


MONTREAL, July 23, 2003 - Richmont Mines Inc. announces net earnings of $1,512,749, or $0.09 per share, for the second quarter ended June 30, 2003, compared with net earnings of $3,732,021, or $0.24 per share, for the second quarter of 2002. Gold sales for the quarter totalled 29,458 ounces at an average selling price of US$334, generating revenues of $15,536,757. In comparison, sales for the corresponding period of 2002 totalled 40,374 ounces of gold at an average selling price of US$306, for revenues of $19,986,381. The average cash production cost was US$219 per ounce compared with US$164 per ounce for the same period last year, due to the appreciation of the Canadian dollar and to the lower grades obtained at the Hammerdown and Beaufor mines compared with 2002. For 2003, ore grades are consistent with the average grade of the reserves. Cash flow from operations before the net change in non-cash working capital was $3,030,886, or $0.19 per share, compared with $6,403,502, or $0.42 per share, for the same period last year.

During the second quarter, gold sales from the Hammerdown Mine totalled 13,704 ounces produced at a cash cost of US$210 per ounce compared with 21,509 ounces at a cash cost of US$160 per ounce for the corresponding period of 2002. For the Beaufor Mine, sales totalled 15,754 ounces produced at a cash cost of US$225 per ounce compared with 18,865 ounces at a cash cost of US$168 per ounce for the same period last year.

--------------------------------------------------------------------------------

For the six-month period ended June 30, 2003, revenues were $25,253,044 compared with $20,849,687 for the same period of 2002. Net earnings were $1,884,017, or $0.12 per share, compared with $3,383,594, or $0.22 per share, in 2002. For the first six months of 2003, cash flow from operations before the net change in non-cash working capital was $4,406,807, or $0.28 per share, compared with $6,241,296, or $0.41 per share, in 2002.

Gold sales for the first six months of 2003 totalled 46,986 ounces produced at a cash cost of US$224 per ounce compared with 42,124 ounces at a cash cost of US$163 in 2002. Having produced close to 47,000 ounces of gold during the first six months of 2003, Richmont Mines is on track to achieve its annual production target of 100,000 ounces of gold for the second consecutive year.

As part of its ongoing effort to increase its reserves, the Company is pursuing an intensive exploration program representing expenditures of $3,085,863 as at June 30, 2003, compared with $1,061,390 for the same period of 2002. The total exploration budget for 2003 exceeds $4 million and several excellent targets will be assessed, primarily on the Beaufor, Hammerdown and Wasamac properties.

Richmont Mines has no long-term debt and, as at June 30, 2003, had working capital of $34 million. Since the Company has not entered into any forward sales contracts, it stands to benefit fully from any increase in the price of gold. Richmont Mines is thus in an excellent position to develop its existing projects and is actively seeking to make additional strategic acquisitions during the remaining six months of the year.




Louis Dionne
President

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

FINANCIAL DATA
-------------------------------------------------------------------------------------------------------------
                                                  THREE-MONTH PERIOD                SIX-MONTH PERIOD
                                                    ENDED JUNE 30,                   ENDED JUNE 30,
                                          -------------------------------------------------------------------
    (CAN$)                                         2003             2002             2003             2002
-------------------------------------------------------------------------------------------------------------
 Revenues                                      15,536,757       19,986,381       25,253,044       20,849,687
 Net earnings                                   1,512,749        3,732,021        1,884,017        3,383,594
 Net earnings per share                              0.09             0.24             0.12             0.22
 Cash flow from operations
    before net change in
    non-cash working capital                    3,030,886        6,403,502        4,406,807        6,241,296
 Cash flow from operations
    before net change in
    non-cash working capital per share               0.19             0.42             0.28             0.41
 Average selling price of gold (per ounce)         US$334           US$306           US$343           US$305
 Weighted average number of common shares
    outstanding                                15,931,420       15,238,178       15,893,430       15,149,487
 -------------------------------------------------------------------------------------------------------------


                                   JUNE 30,           DECEMBER 31,
      (CAN$)                        2003                  2002
 -----------------------------------------------------------------

 Working capital                 33,968,071             29,775,077
 -----------------------------------------------------------------



PRODUCTION AND SALES DATA
 ------------------------------------------------------------------------------


                              THREE-MONTH PERIOD ENDED JUNE 30
            -------------------------------------------------------------------
                                   OUNCES OF GOLD
                               -----------------------             CASH COST
               YEAR            PRODUCTION        SALES          (PER OUNCE SOLD)
 ------------------------------------------------------------------------------
 Hammerdown      2003              11,286         13,704                US$210
                 2002              22,941         21,509                US$160
 -------------------------------------------------------------------------------
 Beaufor         2003              15,343         15,754                US$225
                 2002              24,511         18,865                US$168
 -------------------------------------------------------------------------------
 Total           2003              26,629         29,458                US$219
                 2002              47,452         40,374                US$164
 -------------------------------------------------------------------------------




                              SIX-MONTH PERIOD ENDED JUNE 30
            -------------------------------------------------------------------
                                   OUNCES OF GOLD
                               -----------------------            CASH COST
               YEAR            PRODUCTION        SALES         (PER OUNCE SOLD)
 ------------------------------------------------------------------------------
 Hammerdown     2003              18,943         19,780                US$215
                2002              24,932         23,259                US$159
 ------------------------------------------------------------------------------
 Beaufor        2003              27,348         27,206                US$230
                2002              24,511         18,865                US$168
 ------------------------------------------------------------------------------
 Total          2003              46,291         46,986                US$224
                2002              49,443         42,124                US$163
 ------------------------------------------------------------------------------
                                   2002 average exchange rate: US$1 = CAN$1.57
                                   2003 estimated exchange rate: US$1 = CAN$1.45


For more information, contact:

Martin Rivard                                     Telephone :     (819) 797-2465
Executive Vice-President                          Fax :           (819) 797-0166

Trading symbol: RIC                               Listings:       Toronto - Amex

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